UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

(Amendment No.    1  )*

Under the Securities Exchange Act of 1934

IDM PHARMA, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

449394105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449394105	13G	Page 2 of 27 pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta BioPharma Partners, L.P.
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	37,719 (a)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	37,719 (a)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 37,719 (a) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.15% (b) Exit Filing
(12) Type Of Reporting Person PN

(a)

Alta BioPharma Partners , L.P. (“ABP”) has sole voting and dispositive control over the 37,719 shares of  warrant to purchase common stock (“Common Stock”) of IDM Pharma, Inc. (the “Issuer”), except that Alta BioPharma Management Partners, LLC (“ABMP”), the general partner of ABP, Guy Nohra (“Nohra”), Daniel Janney (“Janney”), Garrett Gruener (“Gruener”), Jean Deleage (“Deleage”), and Alix Marduel (“Marduel”), managing directors of ABMP, may be deemed to share the right to direct the voting and dispositive control over such stock.  Additional information about ABP is set forth in Attachment A hereto.

(b)

The percentage set forth in row (11) is based on an aggregate of 25,148,380 shares of Common Stock outstanding provided by the Issuer for the filing of this form.

CUSIP No. 449394105	13G	Page 3 of 27 pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta BioPharma Management, LLC
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	37,719 (c)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	37,719 (c)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 37,719 (c) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.15% (b) Exit Filing
(12) Type Of Reporting Person OO

(c)

ABMP shares voting and dispositive power over the 37,719 shares of warrant to purchase Common Stock beneficially owned by ABP.

CUSIP No. 449394105	13G	Page 4 of 27 pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons IDM Chase Partners (Alta Bio), LLC
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	21,541 (d)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	21,541 (d)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 21,541 (d) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.09% (b) Exit Filing
(12) Type Of Reporting Person OO

(d)

IDM Chase Partners (Alta Bio), LLC. (“IDM Chase”) has sole voting and dispositive control over the 21,541 shares of warrant to purchase Common Stock, except that Alta/Chase BioPharma Management Partners, LLC (“ACBMP”), the managing member of IDM Chase, Nohra, Janney, Gruener, Deleage, and Marduel, the managing member of ACBMP, may be deemed to share the right to direct the voting and dispositive control over such stock.  Additional information about IDM Chase is set forth in Attachment A hereto.

CUSIP No. 449394105	13G	Page 5 of 27 pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta/Chase BioPharma Management, LLC
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	21,541 (e)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	21,541 (e)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 21,541 (e) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.09% (b) Exit Filing
(12) Type Of Reporting Person OO

(e)

ACBMP shares voting and dispositive power over the 21,541 shares of warrant to purchase Common Stock beneficially owned by IDM Chase.

CUSIP No. 449394105	13G	Page 6 of 27 pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta Embarcadero BioPharma Partners, LLC
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization California

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	1,421 (f)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	1,421 (f)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,421 (f) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.01% (b) Exit Filing
(12) Type Of Reporting Person OO

(f)

Alta Embarcadero BioPharma Partners, LLC (“AEBP”) has sole voting and dispositive control over the 1,421 shares of warrant to purchase Common Stock of the Issuer, except that Gruener and Deleage, members of AEBP, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No. 449394105	13G	Page 7 of 27 pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta BioPharma Partners III, LP
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	111,160 (g)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	111,160 (g)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 111,160 (g) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.44% (b) Exit Filing
(12) Type Of Reporting Person PN

(g)

Alta BioPharma Partners III, L.P. (“ABPIII”) has sole voting and dispositive control over the 111,160 shares of warrant to purchase Common Stock, except that Alta BioPharma Management III, LLC (“ABMIII”), the general partner of ABPIII, and Deleage, and Marduel, and Farah Champsi (“Champsi”), and Edward Hurwitz (“Hurwitz”), and Edward Penhoet (“Penhoet”), directors of ABMPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.  Additional information about ABPIII is set forth in Attachment A hereto.

CUSIP No. 449394105	13G	Page 8 of 27 pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta BioPharma Partners III GmbH & Co. Beteiligungs KG
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Germany

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	7,465 (h)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	7,465 (h)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 7,465 (h) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.03% (b) Exit Filing
(12) Type Of Reporting Person PN

(h)

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”) has sole voting and dispositive control over the 7,465 shares of warrant to purchase Common Stock, except that Alta BioPharma Management III, LLC (“ABMIII”), the managing limited partner of ABPIIIKG, Deleage, Champsi, Penhoet, Hurwitz, and Marduel, directors of ABMPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No. 449394105	13G	Page 9 of 27 pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta Embarcadero BioPharma Partners III, LLC
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization California

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	2,739 (i)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	2,739 (i)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 2,739 (i) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.01% (b) Exit Filing
(12) Type Of Reporting Person OO

(i)

Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”) has sole voting and dispositive control over 2,739 shares of warrant to purchase Common Stock, except that Deleage, Champsi, Penhoet, Hurwitz, and Marduel, managing directors of AEBPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No. 449394105	13G	Page 10 of 27 pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta BioPharma Management III, LLC
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	118,625 (j)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	118,625 (j)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 118,625 (j) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.47% (b) Exit Filing
(12) Type Of Reporting Person OO

(j)

ABMIII shares voting and dispositive power over the 111,160 shares of warrant to purchase Common Stock beneficially owned by ABPIII and the 7,465 shares of warrant to purchase Common Stock beneficially owned by ABPIIIKG.

CUSIP No. 449394105	13G	Page 11 of 27 pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Jean Deleage
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
		(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	25,000

	(6) Shared Voting Power	182,045 (k)

	(7) Sole Dispositive Power	25,000
	(8) Shared Dispositive Power	182,045 (k)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 207,045 (k) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.82% (b) Exit Filing
(12) Type Of Reporting Person IN

(k)

Deleage shares voting and dispositive control over the 37,719 shares of warrant to purchase Common Stock of the Issuer beneficially owned by ABP, the 1,421 shares of warrant to purchase Common Stock beneficially owned by AEBP, the 21,541 shares of warrant to purchase Common Stock Common Stock beneficially owned by IDM Chase, the 111,160 shares of warrant to purchase Common Stock beneficially owned by ABPIII, the 7,465 shares of warrant to purchase Common Stock beneficially owned by ABPIIIKG, the 2,739 shares of warrant to purchase Common Stock beneficially owned by AEBPIII, and sole voting and dispositive power over 25,000 shares of Common Stock options.

CUSIP No. 449394105	13G	Page 12 of 27 pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Garrett Gruener
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	60,681 (l)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	60,681 (l)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 60,681 (l) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.34% (b) Exit Filing
(12) Type Of Reporting Person IN

(l)

Gruener shares voting and dispositive control over the 37,719 shares of warrant to purchase Common Stock of the Issuer beneficially owned by ABP, the 1,421 shares of warrant to purchase Common Stock beneficially owned by AEBP, and the 21,541 shares of warrant to purchase Common Stock Common Stock beneficially owned by IDM Chase.

CUSIP No. 449394105	13G	Page 13 of 27 pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Daniel Janney
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	59,260 (m)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	59,260 (m)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 59,260 (m) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.24% (b) Exit Filing
(12) Type Of Reporting Person IN

(m)

Janney shares voting and dispositive control over the 37,719 shares of warrant to purchase Common Stock of the Issuer beneficially owned by ABP and the 21,541 shares of warrant to purchase Common Stock Common Stock beneficially owned by IDM Chase.

CUSIP No. 449394105	13G	Page 14 of 27 pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Axil Marduel
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	180,624 (n)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	180,624 (n)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 180,624 (n) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.71% (b) Exit Filing
(12) Type Of Reporting Person IN

(n)

Marduel shares voting and dispositive control over the 37,719 shares of warrant to purchase Common Stock of the Issuer beneficially owned by ABP, the 21,541 shares of warrant to purchase Common Stock Common Stock beneficially owned by IDM Chase, the 111,160 shares of warrant to purchase Common Stock beneficially owned by ABPIII, the 7,465 shares of warrant to purchase Common Stock beneficially owned by ABPIIIKG, and the 2,739 shares of warrant to purchase Common Stock beneficially owned by AEBPIII.

CUSIP No. 449394105	13G	Page 15 of 27 pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Guy Nohra
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	59,260 (o)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	59,260 (o)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 59,260 (o) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.24% (b) Exit Filing
(12) Type Of Reporting Person IN

(o)

Nohra shares voting and dispositive control over the 37,719 shares of warrant to purchase Common Stock of the Issuer beneficially owned by ABP and the 21,541 shares of warrant to purchase Common Stock Common Stock beneficially owned by IDM Chase.

CUSIP No. 449394105	13G	Page 16 of 27 pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Farah Champsi
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	121,364 (p)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	121,364 (p)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 121,364 (p) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.48% (b) Exit Filing
(12) Type Of Reporting Person IN

(p)

Champsi shares voting and dispositive control over the 111,160 shares of warrant to purchase Common Stock beneficially owned by ABPIII, the 7,465 shares of warrant to purchase Common Stock beneficially owned by ABPIIIKG, and the 2,739 shares of warrant to purchase Common Stock beneficially owned by AEBPIII.

CUSIP No. 449394105	13G	Page 17 of 27 pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Edward Hurwitz
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	121,364 (q)

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	121,364 (q)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 121,364 (q) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.48% (b) Exit Filing
(12) Type Of Reporting Person IN

(q)

Hurwitz shares voting and dispositive control over the 111,160 shares of warrant to purchase Common Stock beneficially owned by ABPIII, the 7,465 shares of warrant to purchase Common Stock beneficially owned by ABPIIIKG, and the 2,739 shares of warrant to purchase Common Stock beneficially owned by AEBPIII.

CUSIP No. 449394105	13G	Page 18 of 27 pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Edward Penhoet
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
		(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	25,000

	(6) Shared Voting Power	121,364 (r)

	(7) Sole Dispositive Power	25,000
	(8) Shared Dispositive Power	121,364 (r)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 146,364 (r) Exit Filing
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.58% (b) Exit Filing
(12) Type Of Reporting Person IN

(r)

Penhoet shares voting and dispositive control over the 111,160 shares of warrant to purchase Common Stock beneficially owned by ABPIII, the 7,465 shares of warrant to purchase Common Stock beneficially owned by ABPIIIKG, the 2,739 shares of warrant to purchase Common Stock beneficially owned by AEBPIII, and sole voting and dispositive power over 25,000 shares of Common Stock options.

CUSIP No. 449394105	13G	Page 19 of 27 pages

Item 1.

(a)

Name of Issuer: IDM Pharma, Inc. (“Issuer”)

(b)

Address of Issuer’s Principal Executive Offices:

9 Parker, Suite 100

Irvine, CA 92618

Item 2.

(a)

Name of Person Filing:

Alta BioPharma Partners, L.P. (“ABP”)

Alta BioPharma Management, LLC (“ABPM”)

Alta/Chase BioPharma Management, LLC (“ACBPM”)

IDM Chase Partners (Alta Bio), LLC (“IDM Chase”)

Alta Embarcadero BioPharma Partners, LLC (“AEBP”)

Alta BioPharma Partners III, L.P. (“ABPIII”)

Alta BioPharma Management III, LLC (“ABMIII”)

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”)

Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”)

Jean Deleage (“JD”)

Garrett Gruener (“GG”)

Daniel Janney (“DJ”)

Alix Marduel (“AM”)

Guy Nohra (“GN”)

Farah Champsi (“FC”)

Edward Hurwitz (“EH”)

Edward Penhoet (“EP”)

 (b)

Address of Principal Business Office:

One Embarcadero Center, 37th Floor

San Francisco, CA  94111

 (c)

Citizenship/Place of Organization:

Entities:	ABP	Delaware
	ABPM	Delaware
	ACBPM	Delaware
	IDM Chase	Delaware
	AEBP	California
	ABPIII	Delaware
	ABMIII	Delaware
	ABPIIIKG	Germany
	AEBPIII	California

Individuals:	JD	United States
	GG	United States
	DJ	United States
	AM	United States
	GN	United States
	FC	United States
	EH	United States
	EP	United States

CUSIP No. 449394105	13G	Page 20 of 27 pages

(d)

Title of Class of Securities:

Common Stock

(e)

CUSIP Number:   449394105

Item 3.

Not applicable.

Item 4

Ownership.

Exit Filing --- Please see Attachment A

		ABP	ABPM	IDM Chase	ACBPM	AEBP	ABPIII	ABPIIIKG
(a)	Beneficial Ownership	37,719	37,719	21,541	21,541	2,739	111,160	7,465
(b)	Percentage of Class	0.15%	0.15%	0.09%	0.09%	0.01%	0.44%	0.03%
(c)	Sole Voting Power	37,719	-0-	21,541	-0-	2,739	111,160	7,465
	Shared Voting Power	-0-	37,719	-0-	21,541	-0-	-0-	-0-
	Sole Dispositive Power	37,719	-0-	21,541	-0-	2,739	111,160	7,465
	Shared Dispositive Power	-0-	37,719	-0-	21,541	-0-	-0-	-0-

		ABMIII	AEBPIII	JD	GG	DJ	AM	GN
(a)	Beneficial Ownership	118,625	2,739	207,045	60,681	59,260	180,624	59,260
(b)	Percentage of Class	0.47%	0.01%	0.82%	0.34%	0.24%	0.58%	0.24%
(c)	Sole Voting Power	-0-	2,739	25,000	-0-	-0-	-0-	-0-
	Shared Voting Power	118,625	-0-	182,045	60,681	59,260	180,624	59,260
	Sole Dispositive Power	-0-	2,739	25,000	-0-	-0-	-0-	-0-
	Shared Dispositive Power	118,625	-0-	182,045	60,681	59,260	180,624	59,260

		FC	EH	EP
(a)	Beneficial Ownership	121,364	121,364	146,364
(b)	Percentage of Class	0.48%	0.48%	4.6%
(c)	Sole Voting Power	-0-	-0-	25,000
	Shared Voting Power	121,364	121,364	121,364
	Sole Dispositive Power	-0-	-0-	25,000
	Shared Dispositive Power	121,364	121,364	121,364

CUSIP No. 449394105	13G	Page 21 of 27 pages

Item 5.

Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

Not applicable.

EXHIBITS

A:

Joint Filing Statement

CUSIP No. 449394105	13G	Page 22 of 27 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

February 13, 2007

Alta BioPharma Partners, L.P.

By:  Alta BioPharma Management, LLC

By:        /s/ Alix Marduel

Alix Marduel, Managing Director

ICAgen Chase Partners (Alta Bio), LLC

Alta/Chase BioPharma Management, LLC

By: Alta/Chase BioPharma Management, LLC

By:        /s/ Alix Marduel

By:        /s/ Alix Marduel

Alix Marduel, Member

Alix Marduel, Managing Member

Alta Embarcadero BioPharma Partners, LLC

Alta BioPharma Management, LLC

By:        /s/ Jean Deleage

By:        /s/ Alix Marduel

Jean Deleage, Member

Alix Marduel, Managing Director

             /s/ Jean Deleage

             /s/ Guy Nohra

Jean Deleage

Guy Nohra

             /s/ Garrett Gruener

             /s/ Daniel Janney

Garrett Gruener

Daniel Janney

             /s/ Alix Marduel

Alix Marduel

CUSIP No. 449394105	13G	Page 23 of 27 pages

Alta BioPharma Partners III, L.P.

Alta BioPharma Management III, LLC

By: Alta BioPharma Management III, LLC

By:        /s/ Alix Marduel

By:        /s/ Alix Marduel

Alix Marduel, Director

Alix Marduel, Director

Alta Embarcadero BioPharma Partners III, LLC

Alta BioPharma Partners III GmbH &Co.

Beteiligungs KG

By: Alta BioPharma Management III, LLC

By:        /s/ Alix Marduel

             /s/ Alix Marduel

Alix Marduel, Manager

Alix Marduel, Director

             /s/ Jean Deleage

             /s/ Farah Champsi

Jean Deleage

Farah Champsi

             /s/ Alix Marduel

             /s/ Edward Hurwitz

Alix Marduel

Edward Hurwitz

             /s/ Edward Penhoet

Edward Penhoet

CUSIP No. 449394105	13G	Page 24 of 27 pages

EXHIBIT A

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:

February 13, 2007

Alta BioPharma Partners, L.P.

By:  Alta BioPharma Management, LLC

By:        /s/ Alix Marduel

Alix Marduel, Managing Director

ICAgen Chase Partners (Alta Bio), LLC

Alta/Chase BioPharma Management, LLC

By: Alta/Chase BioPharma Management, LLC

By:        /s/ Alix Marduel

By:        /s/ Alix Marduel

Alix Marduel, Member

Alix Marduel, Managing Member

Alta Embarcadero BioPharma Partners, LLC

Alta BioPharma Management, LLC

By:        /s/ Jean Deleage

By:        /s/ Alix Marduel

Jean Deleage, Member

Alix Marduel, Managing Director

             /s/ Jean Deleage

             /s/ Guy Nohra

Jean Deleage

Guy Nohra

             /s/ Garrett Gruener

             /s/ Daniel Janney

Garrett Gruener

Daniel Janney

             /s/ Alix Marduel

Alix Marduel

CUSIP No. 449394105	13G	Page 25 of 27 pages

Alta BioPharma Partners III, L.P.

Alta BioPharma Management III, LLC

By: Alta BioPharma Management III, LLC

By:        /s/ Alix Marduel

By:        /s/ Alix Marduel

Alix Marduel, Director

Alix Marduel, Director

Alta Embarcadero BioPharma Partners III, LLC

Alta BioPharma Partners III GmbH &Co.

Beteiligungs KG

By: Alta BioPharma Management III, LLC

By:        /s/ Alix Marduel

              /s/ Alix Marduel

Alix Marduel, Manager

Alix Marduel, Director

             /s/ Jean Deleage

             /s/ Farah Champsi

Jean Deleage

Farah Champsi

             /s/ Alix Marduel

             /s/ Edward Hurwitz

Alix Marduel

Edward Hurwitz

             /s/ Edward Penhoet

Edward Penhoet

CUSIP No. 449394105	13G	Page 26 of 27 pages

ATTACHMENT A

Alta BioPharma Partners, L.P. beneficially owns 37,719 shares of warrant to purchase Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta Embarcadero BioPharma Partners, LLC beneficially owns 1,421 shares of warrant to purchase Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

IDM Chase Partners (Alta Bio), LLC beneficially owns 21,541 shares of warrant to purchase Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Management Partners, LLC is the general partner of Alta BioPharma Partners, L.P. and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Alta BioPharma Management Partners, LLC disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein.

Alta/Chase BioPharma Management, LLC is the managing member of ICAgen Chase Partners (Alta Bio), LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Alta/Chase BioPharma Management, LLC disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein.

Alta BioPharma Partners III, L.P. beneficially owns 111,160 shares of warrant to purchase Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG beneficially owns 7,465 shares of warrant to purchase Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta Embarcadero BioPharma Partners III, LLC beneficially owns 2,739 shares of warrant to purchase Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Management III, LLC is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Alta BioPharma Management Partners III, LLC disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein.

Mr. Jean Deleage is a managing director of Alta BioPharma Management Partners, LLC, a member of Alta Embarcadero BioPharma Partners, LLC, and a managing member of Alta/Chase BioPharma Management, LLC.  Mr. Deleage may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Deleage disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.  Mr. Deleage is also a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC. He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Deleage disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Mr. Guy Nohra is a managing director of Alta BioPharma Management Partners, LLC.  Mr. Nohra may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Mr. Nohra disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.  Mr. Nohra is also a managing member of Alta/Chase BioPharma Management, LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Mr. Nohra disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

CUSIP No. 449394105	13G	Page 27 of 27 pages

Mr. Garrett Gruener is a managing director of Alta BioPharma Management Partners, LLC, and a member of Alta Embarcadero BioPharma Partners, LLC. Mr. Gruener may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Gruener disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.  Mr. Gruener is also a managing member of Alta/Chase BioPharma Management, LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Mr. Gruener disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Mr. Daniel Janney is a managing director of Alta BioPharma Management Partners, LLC.  Mr. Janney may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Mr. Janney disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.  Mr. Janney is also a managing member of Alta/Chase BioPharma Management, LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Mr. Janney disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Dr. Alix Marduel is a managing director of Alta BioPharma Management Partners, LLC and a managing member of Alta/Chase BioPharma Management, LLC.  Dr. Marduel may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Dr. Marduel disclaims beneficial ownership of all such shares, except to the extent of her pecuniary interest therein.  Dr. Marduel is also a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC. She may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Dr. Marduel disclaims beneficial ownership of all such shares, except to the extent of her pecuniary interest therein.

Ms. Farah Champsi is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  She may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds.  Ms. Champsi disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Mr. Edward Hurwitz is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Hurwitz disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Mr. Edward Penhoet is a director of Alta BioPharma Management III, LLC, and a manager of Alta Embarcadero BioPharma Partners III, LLC.  He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Penhoet disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.